Exhibit (a)(1)(E)

[Form of Summary Advertisement]

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely by the Offer to Purchase, dated July 30, 2012, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction or any administrative or judicial action pursuant thereto. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
CONMED HEALTHCARE MANAGEMENT, INC.
at
$3.95 NET PER SHARE
by
HANOVER MERGER SUB, INC.
a wholly owned subsidiary of
CORRECT CARE SOLUTIONS, LLC

Hanover Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Correct Care Solutions, LLC, a Kansas limited liability company (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Conmed Healthcare Management, Inc., a Delaware corporation (the “Company”), at a purchase price of $3.95 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 30, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the “Offer”).

Stockholders of record who tender directly to Wells Fargo Bank, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in the Letter of Transmittal, transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON AUGUST 27, 2012, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 16, 2012 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that following the closing of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned direct subsidiary of Parent. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than (i) Shares owned by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent (including as a result of an exercise of the Top-Up Option (as defined below) by Purchaser) and Shares owned by the Company or any direct or indirect wholly owned subsidiary of the Company, and in each case not held on behalf of third parties, and (ii) Shares owned by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically canceled and converted into the right to receive $3.95, without interest thereon and less any applicable withholding taxes. The Merger Agreement is more fully described in Section 12 of the Offer to Purchase.

The Offer is conditioned upon, among other things, the satisfaction or waiver of (i) the Minimum Tender Condition, (ii) the Maintenance of Contracts Condition, (iii) the Cash on Hand Condition and (iv) the Governmental Authority Condition (each as described below). The Minimum Tender Condition requires that the number of shares validly tendered in accordance with the terms of the Offer and not validly withdrawn on or prior to 5:00 p.m. (New York City time) on August 27, 2012 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire) which, together with any Shares then owned by Parent and its subsidiaries, shall equal at least 90% of the outstanding Shares as of the Expiration Date. The Maintenance of Contracts Condition requires that there shall not have been any cancellation or termination, or threatened cancellation or termination in writing, by a person or entity who has decision-making authority with respect to such contract, of contracts between the Company or any of its subsidiaries and its customers, that are in effect as of the date of the Merger Agreement (other than the customer contract with Alexandria, Virginia), that in aggregate would have the effect of a loss of annualized revenue greater than $4,000,000. The Cash on Hand Condition requires that the Company and its subsidiaries have on hand immediately prior to the acceptance time of the Merger cash and cash equivalents determined in accordance with GAAP in an aggregate amount equal to or greater than $16,500,000 minus the costs and expenses arising out of or relating to the Merger Agreement and the consummation of the transactions contemplated thereby. The Governmental Authority Condition requires that there shall not have been (x) enacted any change in applicable law, (y) any change in the enforcement of any applicable law, or (z) any public announcement by a governmental authority indicating that it intends to change its interpretation or enforcement of applicable law, in each case, that would reasonably be expected to impair in any material respect the ability of the Company or any of its subsidiaries to continue to conduct their businesses in a manner consistent with historical practice in Arizona, Maryland, Virginia and Washington. The Offer also is subject to other conditions as described in the Offer to Purchase.

After careful consideration, the Company’s board of directors has unanimously (i) determined that the transactions contemplated in the Merger Agreement, including the Merger and the Offer, are fair and in the best interests of the Company’s stockholders, (ii) approved and declared advisable the Merger and the Offer and the other transactions contemplated by the Merger Agreement, (iii) adopted the Merger Agreement and (iv) resolved to recommend that the holders of Shares accept the Offer, tender their Shares pursuant to the Offer and, to the extent required by Delaware law, adopt the Merger Agreement and approve the Merger.

The Company has granted to Purchaser an irrevocable option (the “Top-Up Option”) to purchase at a price per share equal to the Offer Price that number of newly issued, fully paid and nonassessable Shares equal to the lowest number of Shares that, when added to the number of Shares directly or indirectly owned by Parent and Purchaser at the time of exercise of the Top-Up Option, shall constitute one Share more than 90% of the Shares outstanding immediately after the issuance of the Top-Up Option. If Purchaser acquires less than 90% but more than 88% of the Shares in the Offer, it intends to exercise the Top-Up Option, and thereafter effect the Merger without any further action by the stockholders of the Company.

In the event that Purchaser shall acquire at least 90% of the issued and outstanding Shares pursuant to the Offer, the exercise, if any, of the Top-Up Option or otherwise, the Company, Parent and Purchaser shall take all necessary and appropriate action to cause the Merger to become effective as promptly as reasonably practicable after such acquisition, without a meeting of the stockholders of the Company.

The Merger Agreement provides that (i) if requested by the Company, Purchaser will extend the Offer on one or more occasions, in consecutive increments of between two and ten business days each, with the length of such period to be determined by Parent or Purchaser (or such other period as Parent, Purchaser and the Company may agree), if on any then-scheduled expiration date of the Offer any of the conditions to the Offer have not been satisfied or waived, until such time as such conditions to the Offer are satisfied; and (ii) the Purchaser must (and Parent must cause Purchaser to) extend the Offer for any period required by applicable law, any rule, regulation interpretation or position of the Securities and Exchange Commission (the “SEC”), the staff thereof or the NYSE Amex applicable to the Offer; provided, however, that Purchaser is not required to extend the offer beyond 5:00 p.m. (New York City time) on September 14, 2012, and any such extension shall be subject to (a) Purchaser’s right to terminate the Offer by delivery of written notice to the Company if at any then-scheduled expiration of the Offer any condition to the Offer has not been satisfied or waived and no further extensions or re-extensions of the Offer are required by the Merger Agreement; and (b) Purchaser’s obligation to irrevocably and unconditionally terminate the Offer promptly if the Merger Agreement is terminated pursuant to its terms (and in any event within two business days of such termination).

Any extension, delay, termination, waiver or amendment of the Offer will be followed promptly by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m. (New York City time) on the next business day after the previously scheduled Expiration Date.

Purchaser reserves the right to waive any condition to the Offer or modify the terms of the Offer, except that, without the written consent of the Company, Purchaser will not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price except in accordance with the Merger Agreement, (iii) add or impose conditions to the Offer other than the conditions described in the Offer to Purchase or modify any such condition, (iv) change the form of consideration payable in the Offer, (v) extend or otherwise change the Expiration Date except as required or permitted by the Merger Agreement or (vi) otherwise amend, modify or supplement any of the terms of the Offer in a manner adverse in any material respect to any holders of Shares.

On the terms of and subject to the conditions to the Offer, promptly after the Expiration Date, Purchaser will accept for payment, and pay for, all Shares validly tendered to Purchaser in the Offer and not validly withdrawn on or prior to the Expiration Date. For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders. Under no circumstances will Purchaser pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i)(A) the certificates evidencing such Shares (the “Share Certificates”) or (B) confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. There is no procedure for guaranteed delivery in the Offer.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to 5:00 p.m. (New York City time) on the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after October 1, 2012, which is the 60th day after the date of the commencement of the Offer. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as described in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares. Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Date.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and its determination will be final and binding. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided Purchaser with the Company’s stockholder list for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for United States federal income tax purposes. See the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer. Each holder of Shares should consult with its tax advisor as to the particular tax consequences to such holder of exchanging Shares for cash in the Offer or the Merger.

The Offer to Purchase and the related Letter of Transmittal contain important information. Holders of Shares should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Shareholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

437 Madison Avenue, 28th Floor
New York, New York 10022
Banks and Brokerage Firms, Please Call: (212) 297-0720
Shareholders and All Others, Call Toll-Free: (877) 285-5990
Email: info@okapipartners.com

July 30, 2012